SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                               Delphi Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the transactions and relationships described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their
     Schedule 13D filed on November 2, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 1, 2007.

CUSIP No. 247126105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

This  Amendment  No. 4 (this  "Amendment")  to the  Schedule  13D (the  "Initial
Schedule 13D") initially filed on December 22, 2007 and amended on January 19, 2007 (the "Amendment No. 1"), July 10, 2007 (the "Amendment No. 2") and July 20, 2007 (the "Amendment No. 3") by the Reporting Persons (defined below) relates to the common stock, $0.01 par value per share (the "Shares"), of Delphi Corporation, a Delaware corporation (the "Issuer").

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D/A that does not expressly pertain to a Reporting Person.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, in the Amendment No. 1, in the Amendment No. 2 and in the Amendment No. 3 and unless otherwise amended hereby, all information previously filed remains in effect.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

Revised Proposal

On October 29, 2007, ADAH, Del-Auto, Merrill, UBS and Pardus DPH delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the "Revised Proposal"). Each of ADAH, Del-Auto, Merrill, UBS and Pardus DPH are referred to herein as the "Proposing Investors." The Revised Proposal contemplates that the New Investors would enter into an amendment (the "Amendment") to the New Investment Agreement, which contemplates a revised plan of reorganization (the "Plan") for the Issuer. The Proposing Investors will not be obligated to enter into the Amendment unless certain conditions are met, including approval of the Amendment by the Bankruptcy Court, the delivery of a financing letter from banks that would provide debt financing for the Plan and the commitment of an additional New Investor to the Revised Proposal. A copy of the Revised Proposal is attached as Exhibit 29 to the Schedule 13D/A filed by Appaloosa on November 2, 2007.

Equity Investment
-----------------

Under the terms of the New Investment Agreement, as amended by the Amendment (the "Amended Investment Agreement") on the terms and subject to the conditions of the Amended Investment Agreement, the New Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Investor would purchase for $34.98 per share, each New Investor's proportionate share of 5,002,978 shares of the reorganized Issuer's new common stock (the "Revised Direct Subscription Shares"); (ii) each Co-Investor would purchase for $34.98 per share, each Co-Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Revised Series B Preferred Stock"); and (iii) ADAH would purchase for $29.67 per share, 13,481,313 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Revised Series A-1 Preferred Stock"). The number of Revised Direct Subscription Shares and Revised Series B Preferred Stock to be purchased by each New Investor is set forth on Schedule 2 to the Amendment.

Additionally, on the terms and subject to the conditions of the Amended Investment Agreement, the New Investors would purchase any unsubscribed shares ("Revised Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $1.575 billion rights offering (the "Revised Rights Offering") that would be made available to holders of general unsecured claims pursuant to the Plan ("Eligible Holders"). In accordance with the Amended Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights, which would not be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $34.98 per share.

Altogether, the New Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The Amended Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Investors of certain termination rights, all of which are more fully described in the Amended Investment Agreement.

The New Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the Amended New Investment Agreement.

Waiver Letter
-------------

On October 29, 2007, the Proposing Investors and the Issuer entered into a letter agreement (the "Waiver Letter") setting forth the parties' understandings with regard to certain provisions of the New Investment Agreement. A copy of the Waiver Letter is attached as Exhibit 30 to the Schedule 13D/A filed by Appaloosa on November 2, 2007.

Plan of Reorganization
----------------------

Attached as Exhibit B to the Schedule 13D/A filed by Appaloosa on November 2, 2007 is the Issuer's proposed plan of reorganization (the "Plan"), which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

Revised Investor Letter Agreement
---------------------------------

On October 31, 2007, Appaloosa, Harbinger, Merrill, UBS and Pardus agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended was attached as Exhibit 31 to the Schedule 13D/A filed by Appaloosa on November 2, 2007.

The amended Letter Agreement would become effective if the Amended Investment Agreement becomes effective. Upon the effectiveness of the amended Letter Agreement, the Letter Agreement attached as Exhibit 21 to the Schedule 13D/A filed by Appaloosa on July 20, 2007 would terminate and be of no further force or effect.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Amended Investment Agreement (to the extent it becomes effective), the New Investment Agreement and the amended Letter Agreement (to the extent it becomes effective), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the Amended Investment Agreement (to the extent it becomes effective), the New Investment Agreement and the Letter Agreement (to the extent it becomes effective)), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

On October 29, 2007, the Proposing Investors delivered the Revised Proposal to the Issuer, which the Issuer accepted.

On October 29, 2007, the Proposing Investors and the Issuer entered into a Waiver Letter.

On October 31, 2007, Appaloosa , Harbinger, Merrill, UBS and Pardus entered into an amended Letter Agreement, which becomes effective only if the Amended Investment Agreement becomes effective.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 1, FILED ON JANUARY 19, 2007.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    --------------------------

/s/ Philip Falcone
--------------------------
Philip Falcone

/s/ Raymond J. Harbert
--------------------------
Raymond J. Harbert

/s/ Michael D. Luce
--------------------------
Michael D. Luce


November 2, 2007


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated November 2, 2007 relating to the Common Stock, $0.01 par value of Delphi Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    --------------------------

/s/ Philip Falcone
--------------------------
Philip Falcone

/s/ Raymond J. Harbert
--------------------------
Raymond J. Harbert

/s/ Michael D. Luce
--------------------------
Michael D. Luce

November 2, 2007




SK 03773 0003 825421